December 6, 2011

Rufus Decker, Accounting Branch Chief

Nudrat Salik, Staff Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Kid Brands, Inc.

Form 10-K for the Year ended December 31, 2010 Filed March 31, 2011

Form 10-Q for the Period ended September 30, 2011 Filed November 9, 2011

Response dated October 28, 2011

File No. 1-8681

Dear Mr. Decker and Ms. Salik:

Thank you for providing us with the opportunity to speak with you — we very much appreciate your time and attention. As discussed in our call, we will file our response to your comment letter dated November 15, 2011 regarding the foregoing filings by December 15, 2011.

We appreciate your support regarding the timing of this request, and continue to diligently prepare our response. Please contact me at (201) 405-2454 if you have any questions regarding the foregoing.

Sincerely,

KID BRANDS, INC.

By:	/s/ Marc S. Goldfarb
Name:	Marc S. Goldfarb
Title:	Senior Vice President
and General Counsel